EXHBIT 2

                       AGREEMENT REGARDING SALE OF ASSETS

      This AGREEMENT, made this May day of April, 2005, by and between OnTV, Inc. ("the Company") and Daniel M. Fasano ("the Purchaser") is made for the purpose of setting forth the terms and conditions upon which the Company will sell certain of its assets to Fasano.

THE PARTIES AGREE AS FOLLOWS:

      1. Subject to the terms and conditions of this Agreement, the Company agrees to sell, and the Purchaser agrees to buy the following assets:

     o All of the issued and outstanding shares of Seen On TV, Inc. (the "Subsidiary")
     o the trademarks, "AsSeenOnTV.com", "SeenOnTV.com", "What a", "What a Saw" and " What a Product",.
     o the trade names, "ONTV", "AsSeenOnTV.com", "SeenOnTV.com" and "What a Product"
     o the internet domain addresses "SeenOnTV.com" , "ASeenOnTV.com" and "AsSeenOnTV.com".
     o    all of the Company's office equipment

      2. For the assets described above, Mr. Fasano will pay the Company $300,000 ("the Cash Purchase Price") and will also assume all liabilities of the Subsidiary. The Cash Purchase Price will be paid in the following manner:

     o The unpaid amount of the Cash Purchase Price will bear interest at 5.75% per year.

     o 25% of the net, after-tax income from the operations of the Subsidiary will be paid to the Company until the Cash Purchase Price, plus accrued interest, is paid in full.

     o Mr. Fasano may, at any time, and in his sole discretion, elect to assume all or a certain amount of the Company's liabilities in which case the Cash Purchase Price will be reduced by the amount of the liabilities assumed.

      3. Prior to the closing the Company and the Subsidiary will conduct their business in the normal course, and shall not sell, pledge, or assign any assets, without the prior written approval of the other party, except in the regular course of business. Neither the Company nor the Subsidiary shall amend its Articles of Incorporation or By-laws, declare dividends, redeem or sell stock or other securities, incur additional or newly-funded material liabilities, acquire or dispose of fixed assets, change senior management, change employment terms, enter into any material or long-term contract, guarantee obligations of any third party, settle or discharge any balance sheet receivable for less than its stated amount, pay more on any liability than its stated amount, or enter into any other transaction other than in the regular course of business.

      4. The obligations of the Company and the Purchaser hereunder shall be subject to the satisfaction at the Closing of all of the following:

     o    The liabilities of the Subsidiary will not exceed $400,000.

     o The sale of the assets referred to in Section 1 will have been approved by the shareholders of the Company.

     o Shareholders owning less than 500,000 shares of the Company's common stock will have exercised dissenter's rights with respect to the sale of the assets.


AGREED TO AND ACCEPTED                          ONTV, INC.

                                                By /s/ Daniel M. Fasano
                                                   -----------------------
                                                   Daniel M. Fasano, President


                                                   Daniel M. Fasano
                                                   -----------------------
                                                   Daniel M. Fasano